Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in millions)
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$557	$(760)	$(1,706)	$(1,832)	$(20,115)
Add: estimated fixed charges	1,287	1,648	1,678	1,936	1,998
Add: estimated amortization of capitalized interest	12	14	13	14	15
Less: interest capitalized	(14)	(13)	(12)	(19)	(41)

Total earnings available for fixed charges	$1,842	$889	$(27)	$99	$(18,143)

Estimate of interest factor on rentals	$104	$152	$135	$160	$168
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,169	1,483	1,531	1,757	1,789
Interest capitalized	14	13	12	19	41

Total fixed charges	$1,287	$1,648	$1,678	$1,936	$1,998

Ratio of earnings to fixed charges	1.4	nm	nm	nm	nm
Additional pre-tax income needed for earnings to cover total fixed charges	—	$759	$1,705	$1,837	$20,141

nm—negative ratios or ratios less than 1.0 are considered not meaningful